Exhibit 99.2

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 24 April 2024

2024 ANNUAL GENERAL MEETING VOTING RESULTS

Woodside advises that resolutions 2(a), 2(b), 3, 4 and 5 put to the Annual General Meeting of members held on Wednesday, 24 April 2024 were carried. Advisory resolution 6 was not carried. Following is information on the voting outcome in respect of each resolution put to the meeting:

Item 2(a)	Mr Richard Goyder is re-elected as a Director	For	929,875,203	83.40%
		Against	185,143,376	16.60%
		Abstain	1,945,278
Item 2(b)	Mr Ashok Belani is elected as a Director	For	1,110,430,199	99.70%
		Against	3,318,220	0.30%
		Abstain	3,147,906
Item 3	Remuneration Report	For	1,060,824,552	95.39%
		Against	51,254,636	4.61%
		Abstain	4,841,727
Item 4	Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	For	1,090,507,135	98.04%
		Against	21,845,330	1.96%
		Abstain	4,589,287
Item 5	Approval of Leaving Entitlements	For	1,101,921,710	99.07%
		Against	10,335,729	0.93%
		Abstain	4,677,750
Item 6	Climate Transition Action Plan and 2023 Progress Report	For	448,470,207	41.64%
		Against	628,547,852	58.36%
		Abstain	39,914,449

Contacts:
INVESTORS Marcela Louzada M: +61 456 994 243 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

WOODSIDE ENERGY GROUP LTD 2024 ANNUAL GENERAL MEETING – VOTING RESULTS

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Direct votes (as at close of direct voting)			Number of votes cast on the poll (where applicable)			Resolution result
Resolution	Resolution type	For	Against	At the proxy’s discretion	Abstain	For	Against	Abstain	For	Against	Abstain*	Carried / Not carried
2(a) Mr Richard Goyder is re-elected as a Director	Ordinary	894,874,152	172,580,292	7,386,155	1,605,034	26,736,249	12,318,367	333,704	929,875,203 83.40%	185,143,376 16.60%	1,945,278	Carried
2(b) Mr Ashok Belani is elected as a Director	Ordinary	1,065,780,799	1,414,500	7,446,685	1,803,646	36,369,787	1,737,463	1,278,640	1,110,430,199 99.70%	3,318,220 0.30%	3,147,906	Carried
3 Remuneration Report	Ordinary	1,021,264,714	44,770,532	7,468,700	2,927,970	31,413,465	6,246,832	1,726,999	1,060,824,552 95.39%	51,254,636 4.61%	4,841,727	Carried
4 Approval of Grant of Executive Incentive Scheme Awards to CEO & Managing Director	Ordinary	1,050,041,458	16,044,472	7,448,948	2,910,755	32,272,237	5,600,491	1,514,720	1,090,507,135 98.04%	21,845,330 1.96%	4,589,287	Carried
5 Approval of Leaving Entitlements	Ordinary	1,061,243,500	5,139,830	7,445,590	2,616,713	32,503,358	5,003,559	1,880,249	1,101,921,710 99.07%	10,335,729 0.93%	4,677,750	Carried
6 Climate Transition Action Plan and 2023 Progress Report	Ordinary	410,907,482	619,604,246	7,419,612	38,514,293	29,273,227	8,771,836	1,343,001	448,470,207 41.64%	628,547,852 58.36%	39,914,449	Not Carried

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll